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EXHIBIT (a)(1)(viii)

Offer to Purchase for Cash
by
OFFICEMAX INCORPORATED
Up to 23,500,000 Shares of its Common Stock
(Including the Associated Common Stock Purchase Rights)
At a Purchase Price Not Greater Than $34.00 nor Less Than $30.00 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 28, 2005,
UNLESS THE TENDER OFFER IS EXTENDED.

March 30, 2005

To Our Shareholders:

        Today OfficeMax Incorporated ("OfficeMax" or "we") announced a tender offer to provide shareholders with the opportunity to sell shares back to us. We are offering to purchase up to 23,500,000 shares at a price not greater than $34.00 nor less than $30.00 per share, net to the seller in cash, without interest. The tender offer is an element of our overall plan to change the business focus of the company and to return excess capital to our shareholders.

        We invite our shareholders to tender their shares to us through a procedure commonly referred to as a modified "Dutch Auction" tender offer. This procedure allows you to select the price between $30.00 and $34.00 per share at which you are prepared to sell your shares to us. Our common stock was trading at $33.21 per share as of the close of the market on Tuesday, March 29, 2005, the last business day before we announced the tender offer.

        Based on the number of shares and the prices specified by tendering shareholders, we will select the lowest purchase price that will allow us to purchase 23,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices between $30.00 and $34.00 per share. We will pay the same purchase price for all shares acquired in the tender offer. We reserve the right, in our sole discretion, to purchase more than 23,500,000 shares in the tender offer, subject to applicable law. Shares tendered by you but which we do not purchase will be returned to you at our expense promptly after the expiration of the tender offer.

        If you tender shares directly to Wells Fargo Shareowner Services, the Depositary for the tender offer, you will not have to pay any brokerage commissions or fees that you would pay if you sold your shares on the open market. This opportunity to sell shares without paying any brokerage fee is valuable to smaller shareholders for whom such fees can be relatively high. We believe the offer also provides our larger shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

        If you hold shares through a broker or a bank, you should consult your broker or bank to determine whether any transaction costs are applicable.

        Any shareholder whose shares are properly tendered directly to the Depositary and purchased in the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

        Our Board of Directors, with the assistance of management and outside advisors, considered and approved the tender offer. However, neither we nor the Board of Directors, the Dealer Manager, the Information Agent, the Depositary or the Custodian and Trustee of our 401(k) plan are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have advised us that they do not intend to tender shares in the tender offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

        The tender offer is explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. This letter is only a summary, and I encourage you to read the enclosed documents carefully before making any decision with respect to the tender offer. The accompanying materials contain detailed instructions on how to tender shares.

        The offer will expire at 5:00 p.m., New York City time, on Thursday, April 28, 2005, unless we extend the offer.

        If you have any questions regarding the tender offer or requests for assistance in tendering your shares, please contact Goldman, Sachs & Co., the Dealer Manager for the tender offer, at (800) 323-5678 (toll-free) or D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 347-4750 (toll-free). You may obtain additional copies of the Offer to Purchase and other tender offer documents from the Information Agent at (800) 347-4750 (toll-free).

Very truly yours,
By:	/s/ GEORGE J. HARAD George J. Harad Chief Executive Officer

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